                                               -----------------------------
                                                      OMB APPROVAL
                                               -----------------------------
                                                OMB Number:  3235-0145
                                                Expires:  October 31, 2002
                                                Estimated average burden
                                                hours per form . . . . 14.90
                                               -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                           World Commerce Online, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98144Q10
        ---------------------------------------------------------------
                                 (CUSIP Number)

                              Juan Carlos Campuzano
                      Interprise Technology Partners, L.P.
                       1001 Brickell Bay Drive, 30th Floor
                              Miami, Florida 33131
                                 (305) 374-6808
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2001
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(d), 240.13d-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  1  of  10 Pages
-----------------------------                 ----------------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Interprise Technology Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

       NUMBER OF              0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
        EACH                  52,915,061
      REPORTING         --------------------------------------------------------
       PERSON           9     SOLE DISPOSITIVE POWER
        WITH
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              52,915,061
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,915,061
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A


-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  2  of  10 Pages
-----------------------------                 ----------------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Miller Technology Management, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

       NUMBER OF              0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
        EACH                  52,915,061
      REPORTING         --------------------------------------------------------
       PERSON           9     SOLE DISPOSITIVE POWER
        WITH
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              52,915,061
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,915,061
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A


-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  3  of  10 Pages
-----------------------------                 ----------------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MTM I, LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

       NUMBER OF              0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
        EACH                  52,915,061
      REPORTING         --------------------------------------------------------
       PERSON           9     SOLE DISPOSITIVE POWER
        WITH
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              52,915,061
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,915,061
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A


-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  4  of  10 Pages
-----------------------------                 ----------------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edmund R. Miller

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

       NUMBER OF              10,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
        EACH                  53,988,711
      REPORTING         --------------------------------------------------------
       PERSON           9     SOLE DISPOSITIVE POWER
        WITH
                              10,000
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,988,711
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,998,711
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        58.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  5  of  10 Pages
-----------------------------                 ----------------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David R. Parker

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

       NUMBER OF              368,728
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
        EACH                  52,915,061
      REPORTING         --------------------------------------------------------
       PERSON           9     SOLE DISPOSITIVE POWER
        WITH
                              368,728
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              52,915,061
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,283,789
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  6  of  10 Pages
-----------------------------                 ----------------------------------


                This Amendment No. 3 to Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of World Commerce Online, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by each of the following persons: (1) Interprise Technology Partners, L.P., a Delaware limited partnership ("ITP"), by virtue of its direct beneficial ownership of the Issuer's Common Stock; (2) Miller Technology Management, L.P., a Delaware limited partnership ("Miller Technology"), as the sole general partner of ITP;
(3) MTM I, LLC, a Delaware limited liability company ("MTM"), as the sole general partner of Miller Technology; (4) Edmund R. Miller, an individual, as a managing member of MTM; and (5) David R. Parker, an individual, as a managing member of MTM. Messrs. Miller and Parker constitute all of the managing members of MTM. This Amendment No. 3 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on February 26, 2001, and was most recently amended on June 8, 2001 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 3          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                Item 3 hereby is amended to add the following information:

                On June 12, 2001, ITP notified the Issuer that it desired to convert 1,700,000 shares of Series A Preferred Stock of the Issuer held by ITP into Common Stock of the Issuer. The effective date of such conversion will be June 13, 2001, which is the date of delivery of the ITP Series A Preferred Stock certificate to the Issuer. As a result of the issuance of the Amendment Warrants, the conversion price of the Series A Preferred Stock will be $0.20 and the 1,700,000 shares of Series A Preferred Stock of the Issuer will convert into 17,000,000 shares of Common Stock of the Issuer.

                No funds are necessary for ITP to convert this Series A Preferred Stock into Common Stock of the Issuer.

ITEM 4          PURPOSE OF TRANSACTION

                Item 4 hereby is amended to add the following information:

                The Issuer's Certificate of Incorporation does not authorize as many shares of Common Stock as are issuable upon the exercise of outstanding warrants and convertible securities issued by the Issuer. Accordingly, the Reporting Persons believe that the Issuer plans to seek to increase its number of authorized shares of Common Stock at its next shareholder meeting by way of an amendment to its Certificate of Incorporation. After conversion of the 1,700,000 shares of Series A Preferred Stock of the Company, ITP will hold a majority of the outstanding Common Stock of the Company. At the next shareholder meeting of the Company, ITP anticipates that it may to vote to approve the increase in the number of authorized shares of Common Stock of the Company, and because it holds a majority of the outstanding shares of Common Stock of the Company, ITP would be able to control such a vote.

ITEM 5          INTEREST IN SECURITIES OF THE ISSUER

                Item 5 hereby is amended to add the following information:

                                 SCHEDULE 13D/A

-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  7  of  10 Pages
-----------------------------                 ----------------------------------

                (a)     (i)     Interprise Technology Partners, L.P., Miller
Technology Management, L.P. and MTM I, LLC. Each of ITP, Miller Technology and MTM is the beneficial owner of 52,915,061 shares of Common Stock consisting of
(1) 17,000,000 shares of Common Stock, (2) 25,000,000 shares of Common Stock issuable upon the conversion of 2,500,000 shares of Series A Preferred Stock held by ITP into Common Stock, (3) 1,686,389 shares of Common Stock issuable upon the conversion of 1,250,000 shares of Series B Preferred Stock held by ITP into Common Stock, (4) 148,402 shares of Common Stock issuable upon the conversion of 110,000 shares of Series B Preferred Stock issuable upon the exercise of the Series B Warrant to purchase 110,000 shares of Series B Preferred Stock held by ITP, (5) 8,799,270 shares of Common Stock issuable upon the exercise of the ITP Warrants, the ITP Amendment Warrants and certain of the Warrants, and (6) 281,000 shares of Common Stock pledged to ITP by its owner (an employee of the Issuer) as security for a loan, as discussed in Item 6 below. Because MTM is the sole general partner of Miller Technology and Miller Technology is the sole general partner of ITP, each of Miller Technology and MTM also beneficially owns these shares. The Common Stock beneficially owned by ITP, Miller Technology and MTM represents approximately 57.4% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

                        (ii) Edmund R. Miller. Mr. Miller is the beneficial owner of 53,998,711 shares of Common Stock consisting of (1) the shares of Common Stock beneficially owned by MTM, of which Mr. Miller is a managing member, (2) 10,000 shares of Common Stock that are directly beneficially owned by Mr. Miller, (3) 23,650 shares of Common Stock that are indirectly beneficially owned by Mr. Miller as the sole stockholder, director and executive officer of Southeast Investments International, Ltd. ("Southeast Investments"), an entity that directly beneficially owns those shares, and (4) 1,050,000 shares of Common Stock issuable upon the exercise of warrants that are indirectly beneficially owned by Mr. Miller as the President of Miller Capital Management, Inc., an entity that directly beneficially owns those shares. The Common Stock beneficially owned by Mr. Miller represents approximately 58.5% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

                        (iii) David R. Parker. Mr. Parker is the beneficial owner of 53,283,789 shares of Common Stock consisting of (1) the shares of Common Stock beneficially owned by MTM, of which Mr. Parker is a managing member, (2) 10,000 shares of Common Stock that are directly beneficially owned by Mr. Parker, (3) 33,728 shares of Common Stock issuable upon the conversion of 25,000 shares of Series B Preferred Stock held by Mr. Parker into Common Stock, and (4) 325,000 shares of Common Stock issuable upon the exercise of the Parker Warrants and the Parker Amendment Warrant. The Common Stock beneficially owned by Mr. Parker represents approximately 57.8% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

(b)             (i)     Interprise Technology Partners, L.P. ITP shares with the
other Reporting Persons voting and dispositive power over 52,915,061 shares of Common Stock. There are no shares of Common Stock over which ITP has sole voting or dispositive power.

                        (ii) Miller Technology Management, L.P. Miller Technology shares with the other Reporting Persons voting and dispositive power over 52,915,061 shares of Common Stock. There are no shares of Common Stock over which Miller Technology has sole voting or dispositive power.

                        (iii) MTM I, LLC. MTM shares with the other Reporting Persons voting and dispositive power over 52,915,061 shares of Common Stock. There are no shares of Common Stock over which MTM I, LLC has sole voting or dispositive power.

                                 SCHEDULE 13D/A

-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  8  of  10 Pages
-----------------------------                 ----------------------------------

                        (iv) Edmund R. Miller. Mr. Miller shares with the other Reporting Persons voting and dispositive power over 52,915,061 shares of Common Stock and, with Southeast Investments voting and dispositive power over 23,650 shares of Common Stock and with Miller Capital Management, Inc. voting and dispositive power over 1,050,000 shares of Common Stock. Mr. Miller has sole voting and dispositive power over 10,000 shares of Common Stock.

                Except as reported in this statement, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

ITEM 7          MATERIAL TO BE FILED AS EXHIBITS

                Item 7 is being amended to add the following exhibit:

Exhibit                                Description

12. Joint Filing Agreement, dated June 12, 2001, among Interprise Technology Partners, L.P., Miller Technology Management, L.P., MTM I, LLC, Edmund R. Miller and David R. Parker.

                                 SCHEDULE 13D/A

-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  9  of  10 Pages
-----------------------------                 ----------------------------------

                                   SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 12, 2001                     Interprise Technology Partners, L.P.
                                        By: Miller Technology Management, L.P.,
                                            its General Partner
                                            By: MTM I, LLC, its General Partner

                                                 /s/ J.C. CAMPUZANO
                                        ----------------------------------------
                                        David R. Parker, Managing Member
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact


Date: June 12, 2001                     Miller Technology Management, L.P.
                                        By:  MTM I, LLC, its General Partner

                                                 /s/ J.C. CAMPUZANO
                                        ----------------------------------------
                                        David R. Parker, Managing Member
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact

Date: June 12, 2001                     MTM I, LLC

                                                 /s/ J.C. CAMPUZANO
                                        ----------------------------------------
                                        David R. Parker, Managing Member
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact

                                                 /s/ J.C. CAMPUZANO
                                        ----------------------------------------
Date: June 12, 2001                     Edmund R. Miller
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact

                                                 /s/ J.C. CAMPUZANO
                                        ----------------------------------------
Date: June 12, 2001                     David R. Parker
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact

                                 SCHEDULE 13D/A

-----------------------------                 ----------------------------------
  CUSIP No.  98144Q10                           Page  10  of  10 Pages
-----------------------------                 ----------------------------------

                                  EXHIBIT INDEX

                The Exhibit Index is being amended to add the following exhibit:

Exhibit                                     Description

12. Joint Filing Agreement, dated June 12, 2001, among Interprise Technology Partners, L.P., Miller Technology Management, L.P., MTM I, LLC, Edmund R. Miller and David R. Parker.